June 1, 2010

VIA FACSIMILE AND FEDERAL EXPRESS

Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Re:	IMH Secured Loan Fund, LLC
IMH Financial Corporation
Forms 425
Filed May 24 and 26, 2010
File No. 000-52611

Dear Mr. Duchovny:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2010 (the “Comment Letter”), regarding the above-referenced solicitation material filed pursuant to Rule 425.  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 425 filed May 24, 2010 (Letter to Members of the Fund)
Form 425 filed May 26, 2010 (E-Mail to Members of the Fund)

1.
You make a number of statements about opposition groups in your May 21, 2010 letter, including statements of your belief that these groups are “intruding into the Member voting process without any meaningful understanding of the Fund and its assets” and “have unfortunately focused on both providing incomplete and confusing information, and making baseless claims against the Manager.”  You make additional statements in your May 26, 2010 e-mail that “there are market opportunists that appear to be looking to confuse the situation by providing unbalanced information and misdirection” and “their public disclosure is limited at best and deceptive at worst.”  Your solicitation materials must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of improper, illegal or immoral conduct without factual foundation.  Please provide use the factual foundation for such assertions and revise your disclosure as necessary.  Refer to Note (b) to Rule 14a-9.

Mr. Daniel F. Duchovny, June 1, 2010 - Page 2

Response:

The statements made in the Company’s referenced filings represent the Company’s good-faith belief based on factual information available to it.  The Company has made a filing on June 1, 2010 pursuant to Rule 425 including materials providing the factual foundations in support of the Company’s belief.  In subsequent filings, the Company intends to more specifically refer to the factual bases for its beliefs and conclusions.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Mr. Justin Dobbie
Ms. Kathryn McHale